SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )




                    Heska Corporation
(Name of Issuer)

               Common
(Title of Class of Securities)

                        42805E108
(CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 Page 1 of 5 Pages



(Continued on following page(s))
Page 2 of 5 Pages

CUSIP NO. 42805E108


1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Zesiger Capital Group LLC
     Tax Id. No. 13-3813880


2.   Check the Appropriate Box if a Member of a Group*

     (a)
               N/A
     (b)

3.   SEC Use Only


4.   Citizenship or Place of Organization

     New York, New York


Number              5.   Sole Voting Power              1,105,000
of
Shares              6.   Shared Voting Power                N/A
Beneficially
Owned by Each       7.   Sole Dispositive Power         1,504,000
Reporting
Person With         8.   Shared Dispositve Power            N/A



9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,504,000


10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

     N/A

11.  Percent of Class Represented by Amount in Row (9)

     5.7%

12.  Type of Reporting Person*

     Investment Adviser (IA)


                         Page 3 of 5 Pages

Item 1.

     (a)  Name of Issuer:

              Heska Corporation

     (b)  Address of Issuer's Principal Executive Office:

              1825 Sharp Point Drive
              Fort Collins, CO 80525

Item 2. (a), (b) and (c) Name of Persons Filing, Address of Principal Business Office and Citizenship:

          Zesiger Capital Group LLC
          320 Park Avenue, 30th Floor
          New York, New York  10022

          New York

     (d)  Title of Class of Securities:

               Common Stock

     (e)  CUSIP number:

               42805E108




Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

           X Investment Advisor registered under section 203 of the Investment Advisors Act of 1940








                        Page 4 of 5 Pages


Item 4.   Ownership
          If the person of the class owned, as of December 31 of the year covered by this statement, or as of the last day of the month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

          (a)  Amount Beneficially Owned
               1,504,000


          (b)  Percent of Class
               5.7%


          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                     1,105,000

               (ii) shared power to vote or to direct the vote

                    N/A

               (iii)sole power to dispose or to direct the disposition

                     1,504,000

               (iv) shared power to dispose or to direct the disposition of

                    N/A

                Zesiger Capital Group ("ZCG") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.

Item 5.   Ownership of Five Percent or Less of a Class.

                 N/A


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

           Clients for whom Zesiger Capital Group LLC acts as an investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group LLC. No single client account owns more than 5% of the class of securities.





                    Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A


Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              January 13, 1999
                              Date

                              /s/ Barrie R. Zesiger
                              Principal - Administration